VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re: Americas Technology Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted October 16, 2020

CIK No. 0001825254

Dear Ms. Purnell:

Americas Technology Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 12, 2020, regarding the Draft Registration Statement on Form S-1 submitted on October 16, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1 submitted October 16, 2020

Signatures, page II-6

1. Please add the signature of your authorized representative in the United States.

In response to the Staff’s comment, we have revised the signature page to add the signature of the Company’s authorized representative in the United States.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

Americas Technology Acquisition Corp.

By:	/s/ Jorge Marcos
Name:	Jorge Marcos
Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP